February 9, 2024

Michael Purcell
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Volato Group, Inc.
Registration Statement on Form S-1
Filed January 12, 2024
File No. 333-276479

Dear Mr. Purcell:

On behalf of Volato Group, Inc. (referred to herein as “we” or the “Company”), set forth below are the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 6, 2024 with respect to the filing referenced above.

Contemporaneously, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), reflecting the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Amendment No. 1.

Registration Statement on Form S-1 Cover Page

1. For each of the common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares or the securities overlying such shares.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the Cover Page and pages v, and 108 of Amendment No. 1 in response to the Staff’s comment.

2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the Cover Page and pages 6, 24, 31 and 69 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

Risks Related to Being a Public Company

Sales of Common Stock, or the perception of such sales, by us or the Selling Stockholders..., page 24

3. In the last paragraph of this risk factor you disclose that while the selling stockholders may experience a positive rate of return on their investment in your common stock as a result of potential future sales, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in their purchase prices and the trading price. Please revise your risk factors to also include the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 24 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

4. We note that the projected revenues for 2023 were $136.8 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and PROOF Acquisition Corp. in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2023 was approximately $41.8 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the page 66 of Amendment No. 1 in response to the Staff’s comment.

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the pages 66 of Amendment No. 1 in response to the Staff’s comment.

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that common stock being offered for resale pursuant to this prospectus by the Selling Stockholders represent approximately 45% of the shares of common stock outstanding, and that such selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 58 of Amendment No. 1 in response to the Staff’s comment.

General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the Cover Page and on page v, 24, and 109 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the staff that with respect to the disclosure requested in the last sentence of the above comment, the Company believes such disclosure is not meaningful to potential offerees because (i) in the case of the Founder Shares, the disclosed purchase price of less than $0.01 per share is neglible in calculating the potential profit that would be earned based on the current trading price, and (ii) in the case of the other securities being offered for resale in the prospectus, the selling securityholders will not earn a profit at this time as the current trading price of the stock is below the price paid per share or are currently out of the money.

If you have any questions or comments regarding this letter, please contact me at 404-868-4095 or our counsel, F. Reid Avett of Womble Bond Dickinson (US) LLP, at (202) 857-4425, or by email at reid.avett@wbd-us.com.

Kind Regards

/s/ Mark Heinen Mark Heinen Chief Financial Officer

cc:	Reid Avett
Womble Bond Dickinson (US) LLP